March 30, 2006

Robert F. Telewicz, Jr.

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	March 21, 2006 Comment Letter
Item 4.02 Form 8-K filed March 15, 2006
File No. 001-31666

Dear Mr. Telewicz:

We received your letter dated March 21, 2006 regarding the Securities and Exchange Commission’s (the “SEC”) review of our Item 4.02 Form 8-K filed on March 15, 2006. In connection with responding to the SEC’s comments, we acknowledge that:

(a) First Advantage Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

(b) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Our response to each comment is listed below and organized numerically in the same manner as your comments, which are repeated below prior to our responses.

Form 8-K

SEC Comment:

1.	We note that you intend to file restated financial statements. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

Company Response:

The Company anticipates filing its restated financial statements by the week of April 3, 2006.

SEC Comment:

Part One of Question Two:

Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the periods ended June 30, 2005, and March 31, 2005 as well as the period covered by your Form 10-K for the year ended December 31, 2004 in light of the material error you have disclosed.

Company Response:

Yes, we have reconsidered the effect on the adequacy of the disclosure controls and procedures, and we will include our reassessment in the amended Forms 10-Q/A for the quarters ended March 31, 2005 and June 30, 2005 and the period covered by our Form 10-K/A for the year ended December 31, 2004.

SEC Comment:

Part Two of Question Two:

Additionally, tell us what affect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end December 31, 2005.

Company Response:

On September 13, 2005, the Company completed the acquisition of the Credit Information Group (“CIG”) from The First American Corporation. Since the acquisition of CIG was required to be accounted for as a combination of entities under common control, a new reporting entity resulted, significantly greater in size than the previously existing reporting entity. Accordingly the Form 10-K for the year ended December 31, 2005 filed by the Company on March 16, 2006 was the first annual period for which audited financial statements for this new combined entity were issued. As such, the weaknesses related to the under accruals and number of shares used in computing earnings per share were assessed as part of the evaluation of disclosure controls and procedures in the context of the new reporting entity and, although not operating effectively, did not constitute a material weakness.

SEC Comment:

Question Three:

Please tell us whether the prior year information included in your Form 10-K for the year ended December 31, 2005 has been restated as a result of the material error discussed in your Form 8-K.

Company Response

Prior year information in our Form 10-K for the year ended December 31, 2005 was not required to be restated. As reported by the Company on Form 8-K on September 14, 2005, the Company acquired the Credit Information Group from its parent company, The First American Corporation. This acquisition was accounted for as a combination of entities under common control, resulting in a new reporting entity. Financial statements for the new reporting entity representing the retroactive combination of the Company and CIG for annual periods prior to 2005 were not previously issued, i.e., such statements were issued for the first time in the Company’s Form 10-K for the year ended December 31, 2005. The material error discussed in our Form 8-K filed March 15, 2006 was appropriately addressed in preparing the new reporting entity financial statements that were included in our annual report on Form 10-K for the year ended December 31, 2005. The impact of the error, and related corrections, will be appropriately accounted for and reported in the financial statements of the old reporting entity to be included in our amendment to our Form 10-K for the year ended December 31, 2004 to be filed by the week of April 3, 2006.

Please contact the undersigned if you have any additional questions or comments.

Very truly yours,

First Advantage Corporation

By:	/s/ John Lamson
John Lamson
Executive Vice President and Chief Financial Officer of the Company

cc:	Julie Waters, Esq.